Exhibit 7 – Conflicts of Interest
Form NRSRO – Annual Certification
November 2020



Policies and Procedures Established, Maintained, and Enforced by DBRS Morningstar[1] to Address and Manage Conflicts of Interest:

DBRS Morningstar Group of Companies[2]

- Anti-Bribery and Corruption Global Policy
- Avoiding Conflicts of Interest with Control Investors Global Procedure
- Business Code of Conduct
- Conflicts of Interest Global Policy
- Look-Back Review Global Procedure
- Outside Business Interests Global Procedure
- Personal Trading Global Policy
- Sales or Marketing, Fee Discussions, Gifts, Benefits and Entertainment Global Procedure
- SEC Rule 17g-5(a)(3) Global Procedure
- Structured and Corporate Finance Structuring Prohibition Global Policy

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[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please see Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process

[2] The DBRS Morningstar Group of Companies is comprised of DBRS, Inc., DBRS Limited, DBRS Ratings Limited and DBRS Ratings GmbH.

ANTI-BRIBERY AND CORRUPTION GLOBAL POLICY

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar**[1] **Covered Personnel**[2]

I. Purpose and Scope

This Anti-Bribery and Corruption Global Policy ("Policy") defines the fundamental principles and risk-based approach that DBRS Morningstar follows to prevent and mitigate risks associated with Bribery and Corruption.

This Policy applies to all Covered Personnel globally and extends to all DBRS Morningstar business dealings and transactions in any country or region. This Policy should be read in conjunction with the Anti-Bribery and Corruption Global Procedure ("Procedure") as well as all other applicable DBRS Morningstar policies and procedures and the Morningstar, Inc. Code of Ethics. Terms capitalized throughout this Policy are defined either in the Procedure or the Glossary.

II. Policy Statements

A. Overview

DBRS Morningstar is committed to undertaking business in an ethical manner and in accordance with applicable anti-bribery and corruption laws and regulations. As such, procedures, processes, systems, and controls have been adopted to proactively identify risks and potential acts of Bribery and Corruption intended to prevent them from occurring and mitigate them if they do occur.

B. Zero Tolerance

DBRS Morningstar has zero tolerance towards Bribery and Corruption in any form, whether it be committed directly or indirectly through Agents and Third Parties, and has implemented a range of measures and procedures intended to prevent them from occurring.

Covered Personnel, its Agents and Third Parties are prohibited from:
- Soliciting, arranging or accepting bribes intended for the benefit of DBRS Morningstar and/or their own benefit or that of their Immediate Family Members, friends, associates or acquaintances; and
- Offering, promising to, and/or giving a financial or other advantage to another entity or person to bring about the improper performance by such entity or person in order to secure a business advantage for DBRS Morningstar.

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

AVOIDING CONFLICTS OF INTEREST WITH CONTROL INVESTORS GLOBAL PROCEDURE

Effective Date: June 1, 2020
Owner: Global Compliance
Applies to: All DBRS Morningstar[1] Covered Personnel[2]

I.   Purpose and Scope

DBRS Morningstar has developed the Avoiding Conflicts of Interest with Control Investors Global Procedure ("Procedure") in accordance with applicable regulations to establish measures reasonably designed so that DBRS Morningstar does not issue or maintain a credit rating related to its Control Investors or entities its Control Investors Control ("Control Investor Entities"). The Conflict of Interest group of the global Compliance team is responsible for implementing this Procedure.

This Procedure applies to all Covered Personnel globally and should be read in conjunction with the Employee Code of Conduct and other applicable policies and procedures in effect. Terms capitalized throughout this Procedure are defined herein or in the DBRS Glossary.

II.   Conflict Prevention Procedures

A. Business Development

During the process of securing a letter of engagement with an issuer, Business Development Personnel notifies the Chief Compliance Officer ("CCO") or Regional Compliance Officer ("RCO") if they become aware that a Control Investor maintains an ownership interest in the issuer.

B. Compliance

On a quarterly basis, Compliance reviews a list of Control Investor Entities derived from Morningstar, Inc.'s public disclosures and information provided by Morningstar, Inc.'s principal to confirm that DBRS Morningstar has not issued and does not maintain a credit rating related to its Control Investor or Control Investor Entities .

C. Covered Personnel

All Covered Personnel must notify their RCO or the CCO in the event they become aware of an instance where DBRS Morningstar currently rates, or is engaged to rate, an entity Controlled by, or a security issued by a Control Investor Entity.

III.   Conflict Resolution Procedures

DBRS Morningstar does not rate its Control Investors, any Control Investor Entity, or any securities issued

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

thereby. Furthermore, in the event it is determined that DBRS Morningstar rates, or is engaged to rate, a Control Investor Entity, or a security issued by such an entity, DBRS Morningstar will Discontinue-Withdraw the rating(s) in question, or withdraw from the engagement to provide such rating in a manner that minimizes disruption to the marketplace.

The CCO confers with Senior Management, the Board of Directors, and/or Legal Counsel as necessary to determine the appropriate manner in which to effectuate the Discontinue-Withdraw rating action. DBRS Morningstar may seek exemptive relief from applicable regulatory requirements if DBRS Morningstar determines that such relief is in the best interest of users of DBRS Morningstar credit ratings or otherwise in the public interest. The results of this consultation are documented.

IV.   Appendix

A. Definitions

"Control" is defined as the power to direct the management or policies of a person. A person is presumed to control a corporation if the person directly or indirectly owns 10% or more of the voting securities or is a member of the Board of Directors of that corporation. A person is presumed to control a trust if the person is a trustee or managing agent of the trust. A person is not presumed to control an entity that is held in a portfolio of a third-party *(i.e.,* unaffiliated) fund in which the Control Investor has an ownership interest. However, if a Control Investor owns 10% or more of an unaffiliated fund, Compliance reviews the circumstances of that ownership to determine whether there is a potential conflict of interest.

"**Control Investor"** is defined as a person who, directly or indirectly, owns 10% or more of the outstanding shares of DBRS Morningstar.

MORNINGSTAR | DBRS

DBRS Morningstar Business Code of Conduct
November 2020

Table of Contents

Introduction

The DBRS Morningstar Business Code of Conduct (the Business Code) reflects DBRS Morningstar's[1] (DBRS Morningstar or the Company) adherence to the International Organization of Securities Commissions (IOSCO) Code of Conduct Fundamentals for Credit Rating Agencies (IOSCO Code). The IOSCO Code is a framework of principles and practical measures designed to improve investor protection and the fairness, efficiency and transparency of the securities markets and to reduce systemic risk. The Business Code substantially follows the IOSCO Code structure to assist readers in referencing DBRS Morningstar responses to specific aspects of the IOSCO Code.

The Business Code is a summary of a range of policies, procedures and controls that DBRS Morningstar has established[2] to promote the objectivity and integrity of its ratings and the transparency of its operations. To the extent possible, DBRS Morningstar implements global

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1   The DBRS Morningstar group of companies consists of DBRS, Inc., DBRS Limited, DBRS Ratings GmbH, and DBRS Ratings Limited.

On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of the DBRS group of companies (DBRS). Following the acquisition, DBRS, Inc. and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS, Inc. and MCR announced completion of the analytical integration.

At the time of the acquisition, each of DBRS, Inc. and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS, Inc. filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS, Inc. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS, Inc and further to an amendment to DBRS, Inc.'s Form NRSRO on the same day, DBRS, Inc. no longer identifies MCR as a credit rating affiliate.

For additional information on the analytical integration of DBRS, Inc. and MCR, please see the related press release at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process.

2   DBRS Morningstar maintains, documents, and enforces the policies, procedures and controls it has established.

policies and procedures. DBRS Morningstar also has established policies and practices to meet specific jurisdictional requirements in addition to those which are reflected in the Business Code.[3]

To the extent there is any conflict or inconsistency between this section and the descriptions otherwise contained in this Code, the text of this section shall prevail.

DBRS Morningstar also maintains an Employee Code of Conduct that sets out and provides guidance in respect of the DBRS Morningstar standards of conduct to be followed by Covered Personnel and underpins DBRS Morningstar's commitment to conducting its business in an ethical manner and with integrity.

Please note that by adopting and publishing the Business Code, DBRS Morningstar does not assume any responsibility or liability to any party arising from or in connection with the Business Code or the underlying policies, procedures and internal controls. The Business Code does not form a contract of any kind with any party and no party shall have any right whatsoever to enforce the Business Code in any respect. DBRS Morningstar may, in its sole discretion, amend the Business Code at any time.

The Business Code uses certain standard terms that are capitalized and defined herein or in the attached Appendix I.

DBRS MORNINGSTAR CREDIT RATINGS

Credit ratings[4] are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity (Issuer), security, and/or obligation. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to Issuers, securities, and/or obligations can change. Credit ratings are also based on approved and applicable methodologies, models and criteria (Methodologies), which are periodically updated and, when material changes are deemed necessary, this may also lead to rating changes.[5]

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3   DBRS Morningstar presently complies with the following regulatory regimes through one or more of its operating companies: in Canada, the Designated Rating Organization (DRO) regime under National Instrument 25-101 DRO; in the United States, the Nationally Recognized Statistical Rating Organization (NRSRO) regime under Section 15E of the Securities Exchange Act of 1934 and the Securities and Exchange Commission (SEC) rules thereunder; and in the European Union (EU), the regime established in accordance with Regulation (EC) No1060/2009 of the European Parliament, amended by EU Regulation No 513/2011 and by EU Regulation No 462/2013 on CRAs (the CRA Regulation).

4   As defined by the IOSCO Code, a credit rating is an assessment regarding the creditworthiness of an entity or obligation, expressed using an established and defined ranking system.

5   DBRS Morningstar maintain procedures for developing, reviewing, updating and approving Methodologies. During the process of integrating the analytical activities of DBRS, Inc. and MCR (the completion of which was announced on November 5, 2020), for certain asset classes, MCR and DBRS, Inc. selected, and DBRS, Inc. has applied, an existing MCR methodology to issue or monitor DBRS Morningstar credit ratings. Each selected MCR methodology was reviewed and approved by the MCR Criteria Committee and the MCR Regulatory Governance Board prior to its selection for DBRS, Inc. to apply. The application by DBRS, Inc. of the MCR methodologies (that may incorporate quantitative and qualitative models) is expected to continue until DBRS, Inc. has reviewed, updated and approved these methodologies, as applicable, in accordance with applicable DBRS Morningstar policies and procedures.

For more information on the integration of DBRS, Inc. and MCR rating methodologies and legacy MCR policies and procedures regarding review and approval of legacy MCR models, please see Annex A to Exhibit 2 of the DBRS, Inc. Form NRSRO, which is available on the DBRS Morningstar website.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk, but are neither based on expectations of any specific default probability nor meant to predict such.

DBRS Morningstar does not provide investment advice and a DBRS Morningstar credit rating is not a buy, sell or hold recommendation. Credit ratings deal with only one characteristic of the investors' decision-making process, which is credit risk. They make no assessment of the appropriateness of ownership for a given investor within their investment objectives. Specifically, investors will have an interest in many areas which are outside the bounds of credit risk, such as the level of market prices, tax-related issues and investment losses that could result from changes in interest rates, market liquidity and other factors. The data and information on which DBRS Morningstar bases its opinions is not audited or verified by DBRS Morningstar, although DBRS Morningstar conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DRBS Morningstar uses rating symbols as a concise method of expressing its opinion to the market, but there are a limited number of rating categories for the possible slight risk differentials that will exist across the rating spectrum and DBRS Morningstar does not assert that credit ratings in the same category are of exactly the same quality. When using the rating symbols, investors should also be aware of the additional value that may be provided by under review statuses, rating trends as well as the comments and opinions referenced in DBRS Morningstar press releases, rating reports and other publications.

DBRS Morningstar uses rating scales to assign and monitor credit ratings, including: (1) commercial paper and short-term debt rating scale, (2) long-term obligations scale (including bonds), (3) preferred share rating scale (Canadian scale only), (4) credit fund rating scale, (5) national scale credit ratings, (6) financial strength rating scale, and (7) expected loss rating scale. For non-investment-grade Issuers, DBRS Morningstar uses a recovery rating scale that is disclosed in the Methodology. The most current DBRS Morningstar rating scales and definitions in effect are available at no charge on www.dbrsmorningstar.com.

1. Quality and Integrity of the Rating Process

(1.1) DBRS Morningstar credit ratings are formed and disseminated based on established Methodologies, policies and processes. DBRS Morningstar's rating Methodologies are published on the DBRS Morningstar website and cover Issuers and obligations that DBRS Morningstar rates, including corporate finance Issuers, financial institutions, insurance companies, public finance and sovereign entities (collectively referred to as Corporate or Corporate Finance) as well as Structured Finance transactions (Structured Finance). The DBRS Morningstar rating process includes a Rating Committee designed to check that sufficient data and information are factored into a rating.

DBRS Morningstar maintains rigorous, systematic and continuous rating Methodologies that are subject to validation, including back-testing, where possible. DBRS Morningstar publishes historical performance data, which includes default and transition studies, on an annual basis at a minimum.

(1.2) Credit ratings should reflect all information known and believed to be relevant to DBRS Morningstar, consistent with the applicable Methodology that is in effect.

(1.3) When deciding whether to rate or continue to rate an Issuer, DBRS Morningstar considers whether its Analytical Personnel have or will have access to sufficient information to perform the rating analysis. DBRS Morningstar has adopted measures to check that the information it uses in assigning and maintaining a rating is sufficient to support the rating. These measures generally include a review of asset data, legal documents and transaction party information. All such information should be obtained from sources determined to be reliable. DBRS Morningstar does not audit or verify any information it receives. If DBRS Morningstar is asked to rate a type of financial product presenting limited historical data (such as an innovative financial vehicle), DBRS Morningstar identifies the limitations of the rating in the rating report or press release.

(1.4) DBRS Morningstar avoids issuing credit ratings for Issuers for which it does not have appropriate information, knowledge and expertise. For example, where the complexity of a security or the structure of a type of security, or the lack of robust data about the assets underlying the security raise serious questions as to whether DBRS Morningstar can determine a credit rating for the security, DBRS Morningstar refrains from issuing a credit rating.

(1.5) In assessing creditworthiness, Analytical Personnel involved in the credit rating action use the DBRS Morningstar Methodology for the type of Issuer that is subject to the credit rating action. The Methodology should be applied in a manner that is consistent across all Issuers for which that Methodology is used.

(1.6) DBRS Morningstar defines the meaning of each category in its rating scales and apply those categories consistently across all classes of rated Issuers to which a given rating scale applies.

(1.7) DBRS Morningstar credit ratings are determined by a Rating Committee structure. Each Rating Committee includes experienced Covered Personnel. The Rating Committee process facilitates rating decisions that are a collective assessment of DBRS Morningstar opinion rather than the view of individual analysts; based on sufficient information, incorporating both global and local considerations and applying approved Methodologies; and independent, free of any actual and perceived conflicts of interest.

(1.8) DBRS Morningstar assigns Analytical Personnel who, individually or collectively, have appropriate knowledge and experience for assessing the creditworthiness of the type of Issuer being rated.

(1.9) DBRS Morningstar maintains records to support its ratings in accordance with applicable laws and regulatory requirements in the jurisdictions in which DBRS Morningstar conducts business.

(1.10) DBRS Morningstar has established policies, procedures and controls designed to avoid knowingly issuing any ratings or reports that contain misrepresentations or that are otherwise misleading about the general creditworthiness of an Issuer or obligation. Such steps may include having an Issuer's management review rating reports and press releases for factual errors prior to public dissemination.

(1.11) DBRS Morningstar maintains a sufficient pool of Analytical Personnel to provide timely ratings of all obligations and Issuers it rates.

When deciding whether to issue a credit rating for an Issuer, DBRS Morningstar assesses whether it is able to devote a sufficient number of Analytical Personnel with the skill sets to determine credit ratings and whether the Analytical Personnel have access to sufficient information to determine a credit rating.

(1.12) DBRS Morningstar has established criteria committees for each of the Corporate and Structured Finance sectors composed of Analytical Personnel and senior managers. The Structured Finance Criteria Committee (SFCC) responsibilities include a review of the feasibility of providing a rating for a new product or asset class that is significantly different from the asset classes that DBRS Morningstar currently rates and a review of new and changed Structured Finance Methodologies. The Corporate Finance Criteria Committee (CFCC) has similar responsibilities to SFCC regarding review of Corporate Methodologies. In line with jurisdictional regulatory requirements, DBRS Morningstar publishes new and materially changed Methodologies for comment and, as appropriate, may incorporate stakeholder comments.

(1.13) DBRS Morningstar has implemented an Independent Review Function (IRF) in each jurisdiction where it operates, which is responsible for reviewing and approving new and existing Methodologies, models and any significant changes made thereto in accordance with regulatory requirements and DBRS Morningstar policies and procedures. The SFCC and CFCC reviews new and changed Methodologies prior to the IRF review and approval of them. The IRF is independent of analytical and business development activities and reports to the DBRS Morningstar Boards or a Supervisory Board that has been established in each of the jurisdictions in which DBRS Morningstar operates.

DBRS Morningstar assesses whether existing Methodologies for determining ratings of structured products are appropriate when the risk characteristics of the assets underlying a structured product change materially.

(1.14) DBRS Morningstar structures its rating teams to promote continuity and avoid bias in its rating process. Each major DBRS Morningstar Corporate industry and Structured Finance product group is headed by a member of DBRS Morningstar Management who oversees a team consisting of senior and junior Analytical Personnel. In jurisdictions in which it is required to do so by regulation, DBRS Morningstar rotates membership in its rating teams, which are done gradually and in a manner designed to promote continuity.

(1.15) For DBRS Morningstar to provide timely credit ratings for all rated industry and product sectors, DBRS Morningstar has allocated adequate resources to monitor its ratings, as necessary, on an ongoing basis and update its ratings at least on an annual basis, except for ratings which indicate that they do not entail ongoing monitoring, in accordance with regulatory requirements and DBRS Morningstar policies and procedures. DBRS Morningstar's monitoring of ratings incorporates all cumulative experience obtained and applies changes in ratings criteria and assumptions, where appropriate, to subsequent ratings. Press releases are published when rating actions are taken and, where applicable, rating reports are updated and published.

(1.16) DBRS Morningstar may maintain separate surveillance teams from the analytical teams that are responsible for the initial rating of Structured Finance products. Where separate teams are used, each team maintains a requisite level of expertise and resources to perform their respective functions in a timely manner.

(1.17) DBRS Morningstar has policies and procedures that clearly set forth guidelines for disseminating credit ratings that are the result or subject of credit rating actions and the related reports, and for when a credit rating is discontinued - withdrawn.

(1.18) DBRS Morningstar and its Covered Personnel interact fairly and honestly with rated Issuers, obligors, originators, underwriters, arrangers and users of credit ratings.

(1.19) DBRS Morningstar holds its Analytical Personnel to standards of integrity and seeks to employ only those individuals who meet these standards.

(1.20) DBRS Morningstar does not implicitly or explicitly provide any assurance or guarantee of a particular rating to Issuers, obligors, originators, underwriters, arrangers and users of credit ratings prior to a credit rating. From time to time, DBRS Morningstar may develop a provisional rating for new Issuers, Structured Finance and other transactions, but these ratings are not final. DBRS Morningstar identifies the basis for the provisional rating as well as the fact that the final rating may be different if changed conditions or newly discovered facts warrant.

(1.21) DBRS Morningstar and its Covered Personnel do not make promises or threats about potential credit rating actions to influence rated Issuers, obligors, originators, underwriters, arrangers or users of DBRS Morningstar's credit ratings to pay for credit ratings or other services.

(1.22) DBRS Morningstar, its Covered Personnel and Affiliates do not make proposals or recommendations regarding the activities of rated Issuers, including but not limited to proposals or recommendations about corporate or legal structure, assets, liabilities, activities, business operations, investment plans, lines of financing, business combinations or the design of Structured Finance products.

To produce credit ratings, there may be iterative dialogue and interaction between DBRS Morningstar and one or more of the parties previously noted during the rating process. When rating a Structured Finance transaction, for example, Analytical Personnel are permitted to describe the assumptions and rationales used by DBRS Morningstar to arrive at a ratings decision and explain how such assumptions and rationales apply to the transaction presented. In addition, Analytical Personnel may provide information on the quantitative output of the rating analysis to further explain the applicable rating methodology. During the course of providing any such information, Analytical Personnel do not offer recommendations about potential changes to obtain a desired credit rating.

(1.23) In each jurisdiction that DBRS Morningstar operates, DBRS Morningstar has policies, procedures and controls designed so that Covered Personnel comply with the internal policies,

procedures and codes as well as applicable laws and regulations. Among other things, Covered Personnel are required to comply with the Employee Code of Conduct, and to annually certify that they are doing so. Furthermore, as part of the hiring process, new Covered Personnel are required to review the Employee Code of Conduct, to be familiar with all related policies and procedures and to confirm their ability and intent to comply with them. The annual certification also requires Covered Personnel to acknowledge that they have read and understood the Business Code.

DBRS Morningstar has appointed a Global Chief Compliance Officer (GCCO) to oversee and maintain the DBRS Morningstar global compliance program and oversee the development and adequacy of DBRS Morningstar policies, procedures and codes.

The GCCO is supported by Regional Compliance Officers (RCOs) in various jurisdictions. At present, the U.S. RCO serves as the Nationally Recognized Statistical Ratings Organizations (NRSRO) Designated Compliance Officer (DCO). The GCCO reports directly to the Boards of DBRS Morningstar. The compensation of the GCCO and RCOs is not linked to business performance and is reviewed by the Board's Independent Non-Executive Directors (INEDs). The RCOs also have direct access to the Boards.

(1.24) Covered Personnel are expected to promptly report any conduct that they reasonably believe is illegal, unethical or contrary to the Employee Code of Conduct or any DBRS Morningstar policy or procedure to the GCCO or their RCO. DBRS Morningstar allows matters to be reported on a confidential or anonymous basis. In addition to reporting concerns internally, Covered Personnel may also report externally to the appropriate federal, state or local agencies and commissions, including but not limited to the Securities and Exchange Commission through its Whistleblower Program.

DBRS Morningstar prohibits retaliation against any Covered Personnel reporting a breach or complaint, even if turns out that there has been no actual violation. Retaliation would, in itself, be a breach and present grounds for disciplinary action.

2. DBRS Morningstar Independence and Avoidance of Conflicts of Interest

A. GENERAL

(2.1) DBRS Morningstar does not delay or refrain from taking a credit rating action based on the potential effect (economic, political or otherwise) of the action on DBRS Morningstar, an Issuer, obligor, originator, underwriter, arranger, an investor or other market participant.

(2.2) Covered Personnel are required to use care and professional judgment to maintain their own independence and objectivity.

(2.3) The determination of a rating is influenced only by factors relevant to assessing the creditworthiness of the rated Issuer.

(2.4) Ratings that DBRS Morningstar assigns to an Issuer or obligation are not affected by the existence of or potential for a business relationship between DBRS Morningstar and the Issuer, obligor, originator, underwriter, arranger (or its Affiliates) or any other party or the non-existence of such a relationship.

(2.5) DBRS Morningstar is in the credit ratings business and it does not engage in any other businesses that may present a conflict of interest with its credit ratings business. DBRS Morningstar discloses the credit rating, ancillary as well as consulting and advisory services it conducts, if any, on the DBRS Morningstar website.

B. DBRS MORNINGSTAR POLICIES, PROCEDURES, CONTROLS AND DISCLOSURES

(2.6) DBRS Morningstar has adopted written internal policies, procedures and controls to identify and eliminate or manage and disclose, as appropriate, any actual or potential conflicts of interest that may influence the Company's opinions and analyses or the judgment and analyses of an Analytical Person or Rating Committee member. Among other things, these address how the following conflicts can potentially influence DBRS Morningstar credit rating methodologies or credit rating actions:

A. Being paid to issue a credit rating by the rated Issuer or by the obligor, originator, underwriter or arranger of the rated obligation;

B. Being paid by subscribers with a financial interest that could be affected by a DBRS Morningstar credit rating action;

C. Being paid by rated Issuers, obligors, originators, underwriters, arrangers or subscribers for services other than issuing credit ratings or providing access to DBRS Morningstar credit ratings;

D. Providing a preliminary indication or similar indication of credit quality to an Issuer, obligor, originator, underwriter or arranger prior to being hired to determine the final credit rating for the Issuer, obligor, originator, underwriter or arranger; and

E. Having a direct or indirect ownership interest in a rated Issuer, entity or obligor, or having a rated Issuer, or obligor have a direct or indirect ownership interest in DBRS Morningstar.

DBRS Morningstar will not rate an entity that is an Affiliate or Associate of DBRS Morningstar or its Analytical Personnel. In addition, DBRS Morningstar does not permit its Analytical Personnel

to participate in or otherwise influence the determination of a credit rating if the Analytical Personnel has an Associate who currently works for the rated entity, its Affiliates or related entities.

DBRS Morningstar will not issue a credit rating if a Covered Person has an actual or potential conflict of interest with an Issuer or rated entity. If the credit rating has already been issued, DBRS Morningstar will publicly disclose in a timely manner that the credit rating may be affected.

(2.7) DBRS Morningstar discloses its actual and potential conflicts of interest (including, but not limited to, those conflicts of interest identified in Principle 2.6 above) in a complete, timely, clear, concise, specific and prominent manner. When the actual or potential conflict of interest is unique or specific to a credit rating action with respect to a particular rated Issuer, such conflict of interest is disclosed in the same form and through the same means as the relevant credit rating action.

(2.8) DBRS Morningstar discloses the general nature of its compensation arrangements with rated Issuers on the DBRS Morningstar website. DBRS Morningstar currently does not receive more than 10% of its annual revenue from any single Issuer, originator, arranger, client or subscriber, including affiliates of these entities. In the event that DBRS Morningstar receives 10% or more of its annual revenue from one of these sources, DBRS Morningstar would disclose this information. DBRS Morningstar also complies with specific jurisdictional revenue concentration requirements or limits.

(2.9) DBRS Morningstar supports the requirements for Structured Finance Issuers and originators of Structured Finance products to make all relevant information regarding these products available to investors to conduct their own analyses.

(2.10) DBRS Morningstar does not hold or transact in trading instruments presenting conflicts of interest with DBRS Morningstar rating activities.

(2.11) In instances where rated entities, such as governments, have or are simultaneously pursuing, oversight functions related to DBRS Morningstar, DBRS Morningstar does not use Analytical Personnel to conduct its rating actions who are responsible for interacting with the officials of such rated entities involved in its oversight issues.

C. DBRS MORNINGSTAR ANALYST AND EMPLOYEE INDEPENDENCE
(2.12) Reporting lines for Covered Personnel and their compensation arrangements are structured to eliminate or manage actual and potential conflicts of interest. Analytical Personnel are not compensated or evaluated on the basis of the amount of revenue that DBRS Morningstar derives from Issuers that the Analytical Personnel rate or with which the Analytical Personnel regularly interact.

DBRS Morningstar periodically, as necessary, conducts reviews of compensation policies and practices for its Analytical Personnel to check that these policies and practices do not compromise the objectivity of the rating process.

(2.13) DBRS Morningstar maintains an organizational structure with supporting policies, procedures and internal controls designed to effectuate the separation of its Covered Personnel directly involved in credit rating activities from those who are involved in sales and marketing discussions with Issuers, obligors, originators, underwriters or arrangers who may seek a DBRS Morningstar rating.

Analytical Personnel are prohibited from initiating, arranging, negotiating or participating in discussions involving commercial matters related to selling or marketing of any DBRS Morningstar services. All such sales or marketing activities are required to be conducted by Non-Analytical Personnel who are excluded from credit rating activities.

(2.14) DBRS Morningstar has adopted policies and procedures designed to check that the ratings it issues are free from compromising influences.

If any Analytical Personnel owns Securities of an Issuer (other than as noted in Section 2.15), has a prohibited interest in the Issuer or if any of the other situations described below causes or is perceived to cause a conflict of interest, the Analytical Person will not be permitted to participate in or otherwise influence the determination of the subject rating.

A. Holds or transacts in a trading instrument issued by the rated Issuer or obligor;

B. Holds or transacts in a trading instrument (other than a diversified collective investment scheme) that itself owns an interest in the rated Issuer or obligor, or is a derivative based on a trading instrument issued by the rated Issuer or obligor;

C. Holds or transacts in a trading instrument issued by an affiliate of the rated Issuer or obligor, the ownership of which may cause or may be perceived as causing a conflict of interest;

D. Holds or transacts in a trading instrument issued by a lead underwriter or arranger of the rated Issuer, the ownership of which may cause or may be perceived as causing a conflict of interest;

E. Is currently employed or had a recent employment or other significant business relationship with the Issuer or obligor, or a lead underwriter or arranger of the Issuer that may cause or be perceived as causing a conflict of interest;

F. Is a director of the Issuer or obligor, or lead underwriter or arranger of the Issuer; or

G. Has/had another relationship with or interest in the Issuer or obligor, or lead underwriter or arranger of the Issuer or obligor that may cause or be perceived as causing a conflict of interest.

(2.15) Analytical Personnel and their Immediate Family Members are prohibited from buying, selling or engaging in any transaction in any Securities issued, guaranteed or otherwise supported by any entity rated by DBRS Morningstar within their area of primary responsibility. The Personal Trading Global Policy and Procedure as well as the Employee Code of Conduct are designed, together with supporting policies and procedures, to provide guidance to Covered Personnel regarding Securities trading activities to avoid conflicts of interest with DBRS Morningstar rating activities.

(2.16) Analytical Personnel and their Immediate Family Members are not permitted to give or accept gifts or entertainment, other than incidentals of nominal value provided as part of a meeting, to or from anyone associated with a customer or prospective customer, or investor or prospective investor in an issuance or entity rated by DBRS Morningstar. Covered Personnel are not permitted to solicit gifts from anyone with whom DBRS Morningstar does ratings-related business or accept gifts in the form of cash or cash equivalents or that may create potential, perceived or actual conflicts of interest.

(2.17) DBRS Morningstar policies and procedures require Covered Personnel to disclose, subject to applicable laws, personal relationships that create the potential for any real or apparent conflict of interest (including, for example, any personal relationship with an employee of a rated Issuer obligor, originator or the lead underwriter or arranger of the rated obligation within his or her area of analytic responsibility).

(2.18) DBRS Morningstar has established policies and procedures regarding situations in which Analytical Personnel leave the employment of DBRS Morningstar and join an entity that they participated in rating; an obligor whose obligation they participated in rating; an originator, underwriter, or arranger with which they had significant dealings as part of his or her duties at DBRS Morningstar and takes actions as needed in accordance with applicable regulatory requirements.

(2.19) Covered Personnel are encouraged to raise any concerns they have and are required to report known or suspected violations of applicable laws, rules or DBRS Morningstar policies and procedures. Covered Personnel can report using any of the options detailed within the How to Report Violations or Get Advice section of the Employee Code of Conduct.

(2.20) Covered Personnel must not bring proprietary or Confidential Information with them when they join DBRS Morningstar. DBRS Morningstar does not tolerate the unauthorized receipt or use of intellectual property or Confidential Information (including plagiarizing the work of others).

3. DBRS Morningstar Responsibilities to the Investing Public and Issuers

A. TRANSPARENCY AND TIMELINESS OF RATINGS DISCLOSURE

(3.1) DBRS Morningstar provides information on the DBRS Morningstar website to assist investors in developing a greater understanding of what a rating is, including the nature and limitations of each rating. DBRS Morningstar does not state or imply that its regulatory authorities endorse DBRS Morningstar credit ratings and does not use its registration status to advertise the quality of DBRS Morningstar credit ratings.

(3.2) DBRS Morningstar publishes on the DBRS Morningstar website sufficient information about its policies, credit ratings, credit rating process and its credit rating Methodologies so that market participants can understand the manner in which DBRS Morningstar determines its ratings. DBRS Morningstar press releases, announcements and invitations to industry forums are disclosed on the DBRS Morningstar website, Bloomberg, Thomson Reuters and other electronic and print services. In addition to the aforementioned disclosed ratings information, DBRS Morningstar also makes rating reports, industry studies, commentaries and securitization servicer reports available to subscribers, which may be free of charge in certain jurisdictions.

(3.3) In accordance with DBRS Morningstar policies, new Methodologies and material changes to existing Methodologies are typically disclosed via press release on the DBRS Morningstar website. Where feasible and appropriate, this disclosure is made before the change takes effect. DBRS Morningstar carefully considers the various uses of its ratings before modifying its Methodologies, policies, procedures and processes.

(3.4) DBRS Morningstar discloses the Credit Ratings Global Policy on the DBRS Morningstar website, which addresses the issuance of unsolicited credit ratings.

(3.5) DBRS Morningstar discloses its policies for distributing its ratings, reports and updates and for when a credit rating is discontinued - withdrawn. DBRS Morningstar provides rationales to support each rating action.

(3.6) DBRS Morningstar discloses clear definitions of the meaning of each rating category in its rating scales, the definition of default and the time horizon DBRS Morningstar uses when making a rating decision. Except as noted in its Credit Ratings Global Policy, DBRS Morningstar ratings are monitored on an ongoing basis as new information becomes available.

(3.7) DBRS Morningstar differentiates ratings of Structured Finance products from traditional Corporate ratings though the use of a different rating symbol modifier (sf).

The SF modifier indicates that the rating is for a Structured Finance product and does not change the meaning or definition of the rating in any other way and does not change the risk of the particular Structured Finance product. DBRS Morningstar clearly defines and consistently applies its rating symbols.

(3.8) DBRS Morningstar is transparent about the manner in which each rating is determined.

(3.9) In accordance with the Company's rating policies and procedures, prior to issuing or revising a rating, DBRS Morningstar, where feasible or appropriate and in accordance with jurisdictional requirements, informs the Issuer or obligor or arranger of the rated obligation of the information and principal considerations upon which the intended rating action is based and provides the Issuer, obligor or arranger with an opportunity to review for factual accuracy and inclusion for Material Non-Public Information (MNPI). Analytical Personnel evaluate these clarifications and all relevant information. If the Issuer takes exception to the rating, DBRS Morningstar is generally prepared to consider an appeal where the Issuer, obligor or arranger provides material new information to DBRS Morningstar. DBRS Morningstar considers rating appeals on a case-by-case basis. DBRS Morningstar defers issuing the press release and any related report pending disposition of the appeal request and resolution of the appeal, as applicable.

(3.10) When DBRS Morningstar publicly discloses or distributes to its subscribers a credit rating that is the result or subject of the credit rating action, it does so as soon as is practicable after taking the credit rating action, subject to jurisdictional regulatory requirements.

(3.11) Except for private ratings and ratings for certain private placement transactions provided only to the Issuer, DBRS Morningstar discloses to the public, on a non-selective basis and at no cost, any rating regarding publicly issued Securities or Issuers as well as any subsequent decisions to discontinue such a rating.

(3.12) The solicitation status of DBRS Morningstar credit ratings is set at the issuer or transaction level, as applicable. Accordingly, the solicitation status of all DBRS Morningstar credit ratings associated with a particular issuer or a transaction would typically be the same.

With respect to credit ratings issued by a DBRS Morningstar entity located in the United States and Canada, DBRS Morningstar unsolicited credit ratings are ratings that are not initiated at the request of the Issuer, rated entity or other third party and are assigned without participation by the Issuer, rated entity or other third party. For each rating, DBRS Morningstar discloses whether the Issuer, rated entity or other third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or other third party. Each rating not initiated at the request of the Issuer, rated entity or other third party is identified as such.

With respect to credit ratings issued by a DBRS Morningstar entity located in the European Union (EU), DBRS Morningstar unsolicited credit ratings are ratings that are not requested by the Issuer, rated entity or a related third party. A related third party is a party that is interacting with DBRS Morningstar on behalf of a rated entity and could include, among others, an originator, arranger or sponsor; participation by the Issuer and access to their accounts is a separate disclosure. For each unsolicited rating in the EU, DBRS Morningstar discloses whether the Issuer, rated entity or a related third party participated in the rating process and whether DBRS Morningstar had access to the accounts and other relevant internal documents of the Issuer, rated entity or related third party.

DBRS Morningstar provides the required disclosures in respect of each unsolicited public credit rating in the relevant press release, presale report and/or rating report. DBRS Morningstar also identifies and maintains records of its unsolicited credit ratings.

(3.13) DBRS Morningstar clearly indicates the attributes and limitations of each credit rating as well as the extent to which DBRS Morningstar verifies information provided to it by the rated Issuer or the obligor, or originator, or the underwriter, or arranger of the rated obligation. For example, if the credit rating involves a type of entity or obligation for which there is limited

historical data, DBRS Morningstar discloses its presence and the manner in which it may limit the credit rating.

(3.14) For each of its public ratings, DBRS Morningstar indicates when the rating was last updated. DBRS Morningstar references the last rating report and/or press release date, the principal Methodology(ies) and other Methodology(ies), as applicable, which were used in determining the rating(s) in its press releases. Further, the other Methodologies used may either be referenced as related research in the principal Methodology and/or listed in the ratings press release(s). These can be found on the DBRS Morningstar website under "Methodologies & Criteria."

Where the credit rating is based on more than one Methodology or where a review of only the principal Methodology was used, DBRS Morningstar explains the manner in which the different credit rating methodologies and other important aspects factored into the credit rating decision in the credit rating press release and/or rating report in line with applicable regulatory requirements.

DBRS Morningstar publishes the applicable rating disclosures as required by each jurisdiction in its ratings press releases and/or rating reports.

(3.15) Generally, when DBRS Morningstar issues a public rating on a Structured Finance product, DBRS Morningstar provides sufficient information about its loss and cash flow analysis in its disclosure to assist investors in their review of DBRS Morningstar analysis and ratings. DBRS Morningstar also analyzes the sensitivity of a Structured Finance product rating to changes in the underlying rating assumptions and discloses the risk sensitivities as appropriate.

(3.16) When issuing or revising a rating, where applicable, DBRS Morningstar explains in its announcement and/or report the key assumptions and data underlying the credit rating, including financial statement adjustments that deviate materially from those contained in the published financial statements of the Issuer.

(3.17) DBRS Morningstar publicly announces when it has discontinued a rating on an Issuer, security or obligation, which indicates the date the rating was last updated and the reasons for the decision to discontinue the rating, with the exception of Discontinued – Repaid credit ratings, which do not require a press release. Accordingly, in cases when DBRS Morningstar discontinues monitoring a credit rating for a rated Issuer, DBRS Morningstar either discontinues – withdraws the credit rating or discloses such discontinuation as soon as practicable.

(3.18) To promote transparency and to enable the market to best judge the performance of the ratings, DBRS Morningstar, where possible, publishes sufficient information about the historical default rates of DBRS Morningstar rating categories and whether the default rates of these categories have changed over time. This allows interested parties to understand the historical performance of each category and if and how rating categories have changed. The statistics enable the market to draw quality comparisons among ratings issued by different credit rating agencies. DBRS Morningstar publishes default and transition studies on an annual basis at a minimum. These studies include verifiable, quantifiable historical information about the performance of DBRS Morningstar rating opinions, organized, structured and, where possible, standardized in such a way to assist investors in drawing performance comparisons among different credit rating agencies. If the nature of the rating or other circumstances make a historical default rate inappropriate, statistically invalid or otherwise likely to mislead the users of the rating, DBRS Morningstar would explain this.

B. THE TREATMENT OF CONFIDENTIAL INFORMATION

(3.19) DBRS Morningstar has adopted procedures and mechanisms to protect the Confidential Information and/or MNPI, including that received from a rated Issuer, obligor, or originator, or the underwriter, or arranger of a rated obligation. Unless otherwise permitted by the Issuer, DBRS Morningstar and its Covered Personnel refrain from disclosing Confidential Information in press releases, research conferences or in conversations with investors, other Issuers or any other persons.

Notwithstanding the foregoing, DBRS Morningstar and its Covered Personnel:

H. Do not use or disclose Confidential Information and/or MNPI for any purpose unrelated to DBRS Morningstar's credit rating activities, including disclosing such information to other Covered Personnel where the disclosure is not necessary in connection with DBRS Morningstar's credit rating activities, unless disclosure is required by applicable law or regulation;

I. Take reasonable steps to protect Confidential Information and/or MNPI from fraud, theft, misuse or inadvertent disclosure;

J. Do not use or disclose Confidential Information received from a rated Issuer in violation of the terms of any applicable agreement or mutual understanding. DBRS Morningstar keeps the information confidential, unless disclosure is required by applicable law or regulation; or

K. Do not selectively disclose information about a pending credit rating action, except to the rated Issuer or as required by applicable law or regulation.

(3.20) DBRS Morningstar has adopted policies, procedures and controls designed to prevent violations of applicable laws and regulation governing the treatment and use of Confidential Information and/or MNPI.

(3.21) DBRS Morningstar prohibits its Covered Personnel from engaging in transactions in Securities when they possess Confidential Information about the Issuer of such Securities. Covered Personnel should not share Confidential Information for the purpose of trading Securities or for any other purpose, except in the conduct of the DBRS Morningstar ratings business. Covered Personnel are required to comply with the Company's personal trading policies and procedures as well as to periodically certify their compliance with the same as part of the annual statement of understanding.

4. Governance, Risk Management and Employee Training

(4.1) DBRS Morningstar has established a Board of Directors for each jurisdiction in which it operates (DBRS Morningstar Boards). Among other accountabilities, the DBRS Morningstar Boards are required to monitor the development of credit policy and Methodologies, the effectiveness of the internal control system, the effectiveness of conflicts of interest measures and compliance and governance processes as well as adherence to the Business Code. In addition to DBRS Morningstar executive management directors, the DBRS Morningstar Boards include INEDs. The composition of the DBRS Morningstar Boards is driven by jurisdictional regulatory requirements; however, all INEDs must maintain their independence of analysis, decision and action in all circumstances and are subject to DBRS Morningstar's policies regarding conflicts of interest.

DBRS Morningstar does not issue a credit rating unless a majority of the members of the DBRS Morningstar Boards, including its independent directors, have what a reasonable person would consider to be sufficient expertise in financial services to fully understand and properly oversee the business activities of DBRS Morningstar. In addition, at least one independent member and one other member possesses, using a reasonable person's standard, senior-level in-depth knowledge and experience regarding the Structured Finance product.

DBRS Morningstar does not issue a credit rating if a member of it DBRS Morningstar Boards participated in any deliberation involving a specific rating in which the member has a financial interest in the outcome of the rating.

DBRS Morningstar compensates the independent members of the DBRS Morningstar Boards through a flat annual fee. Accordingly, their compensation is not linked to the business performance of DBRS Morningstar or its Affiliates.

As part of its governance structure, DBRS Morningstar has also implemented a global Policy Review Group to review and approve all new and revised DBRS Morningstar ratings and compliance policies and procedures.

(4.2) DBRS Morningstar has established a risk management function made up of one or more senior managers or Covered Personnel with the appropriate level of experience, which is responsible for identifying, assessing, monitoring and reporting the risks arising from its activities, including but not limited to legal risk, reputational risk, operational risk and strategic risk. The function makes periodic reports to the DBRS Morningstar Boards and senior management to assist them in assessing the adequacy of the policies, procedures and controls that DBRS Morningstar established to manage risk, including the policies, procedures and controls specified in the IOSCO Code.

DBRS Morningstar has designed and implemented administrative and accounting procedures, internal control mechanisms, procedures for risk assessment and control as well as safeguard arrangements for information processing systems (mechanisms). DBRS Morningstar monitors and evaluates the adequacy and effectiveness of these mechanisms on a regular basis and takes appropriate measures to address any deficiencies.

DBRS Morningstar has implemented and maintains a decision-making approach and an organizational structure with clear reporting lines, functions and responsibilities.

DBRS Morningstar does not outsource activities if doing so materially impairs the effectiveness of its internal controls or the ability of a regulatory authority to conduct compliance reviews of DBRS Morningstar's compliance with applicable legislation or its code of conduct. DBRS Morningstar does not outsource the functions or duties of its compliance officer.

(4.3) DBRS Morningstar provides formal ongoing training to Covered Personnel at regular time intervals. The subject matter covered by training is relevant to their responsibilities and covers, as applicable; the DBRS Morningstar codes of conduct; credit rating Methodologies; DBRS Morningstar's policies, procedures and controls for managing conflicts of interest and governing the holding and transacting in trading instruments; and DBRS Morningstar's policies and procedures for handling Confidential Information and/or MNPI.

5. Enforcement and Disclosure of the Code and Communication with Market Participants

(5.1) DBRS Morningstar disclosures are, to the best of its knowledge, complete, fair, accurate, timely and understandable to investors and other users of credit ratings.

(5.2) The Business Code has been drafted in accordance with the IOSCO Code. In the case of Section 2.9, DBRS Morningstar supports a Structured Finance Issuer disclosure regime; however, DBRS Morningstar does not disclose in its rating announcements the extent to which the Issuer complies with its disclosure obligations as DBRS Morningstar believes that it is the obligation of the Issuer to provide this information. DBRS Morningstar believes that this modified provision achieves the objectives contained in the IOSCO Code and the principles that underlie it. In the case of Section 3.11, DBRS Morningstar does not publicly disclose private credit rating actions, which is a departure from the IOSCO Code disclosure requirements. In the case of Section 4.2, DBRS Morningstar's risk management function is not completely independent of its internal audit function, as DBRS Morningstar believes the consolidation of these functions under one individual provides tangible benefits to the Company, by allowing for a more seamless and efficient flow of information between the two groups and by reducing some overlap in functionality. The head of internal audit and risk management reports directly to each DBRS Morningstar Board, permitting each DBRS Morningstar Board to evaluate the effectiveness of the risk management function. In addition, a DBRS Morningstar Board may choose to periodically engage independent third parties to review and provide assurance with respect to the effectiveness of the risk management function. As a result, DBRS Morningstar believes this modified provision achieves the objectives of the IOSCO Code and the principles that underlie it.

The GCCO and RCOs are responsible for the oversight of DBRS Morningstar compliance with the Business Code and the compliance of Covered Personnel with the Employee Code of Conduct. DBRS Morningstar discloses any material modifications made to this Business Code or how it is implemented and enforced on a timely basis.

(5.3) The GCCO is charged with communicating with market participants and the public regarding any complaints that DBRS Morningstar may receive. Contact details for the GCCO are included in Appendix II to the Business Code.

(5.4) The Business Code, Methodologies, historical performance data and any other disclosures, as applicable, are all publicly and prominently available free of charge on the DBRS Morningstar website.

Appendix I: Definitions

ANALYTICAL PERSONNEL

Analytical Personnel (singular, Analytical Person or analyst) means Covered Personnel who participate in the determination, approval, monitoring, or discontinuation of credit ratings or who participate in the development, review, approval, or discontinuation/withdrawal of Methodologies used in determining credit ratings.

AFFILIATE

An Affiliate means an entity that directly or indirectly controls, is controlled by or is under common control with another entity.

ASSOCIATE

Where used to indicate a relationship with DBRS Morningstar or an Analytical Person, Associate means,

A. Any company of which DBRS Morningstar or an Analytical Person beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding,

B. Any partner of DBRS Morningstar or an Analytical Person,

C. Any trust or estate in which an Analytical Person has a substantial beneficial interest or as to which he or she serves as trustee or in a similar capacity, or

D. Any immediate family member of an Analytical Person who resides in the same home as that person.

CONFIDENTIAL INFORMATION

DBRS Morningstar defines Confidential Information to include:

A. Data and information DBRS Morningstar receives from or on behalf of an issuer or entity in connection with DBRS Morningstar's business which DBRS Morningstar knows, or should reasonably know, is information confidential to the issuer, entity or agent. This does not include data or information that: (i) was previously known to DBRS Morningstar through independent sources; (ii) was lawfully received from a third party without an obligation of confidence; (iii) was in, or has become part of, the public domain; (iv) has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or (v) is required to be released or disclosed by law.

B. Data and information with respect to a pending DBRS Morningstar credit opinions that has not yet been publicly disclosed.

C. Confidential Information further includes MNPI.

COVERED PERSONNEL

"Covered Personnel" means all full-time or part-time DBRS Morningstar employees, interns, co-ops, contractors and consultants . This includes Analytical Personnel and Non-Analytical Personnel as well as (i) any employee of MCR who has access to Material Non-Public Information; (ii) Morningstar, Inc. Compliance personnel dedicated on a full-time basis to DBRS Morningstar's regulated activities; and (iii) other Morningstar personnel, as designated by the Compliance Department. The Compliance Department maintains a list of such personnel

DBRS MORNINGSTAR MANAGEMENT

DBRS Morningstar Management means those Covered Personnel who have personnel management responsibilities and/or have significant accountabilities and impact on DBRS Morningstar business. Certain DBRS Morningstar Management are also DBRS Morningstar officers and directors.

IMMEDIATE FAMILY MEMBER

Immediate Family Member means the spouse, domestic partner, child or other relative or person living with or financially dependent on an Analytical Person.

ISSUER

Issuer means an entity that issues debt, debt-like securities or a credit commitment or an obligation. For the purposes of this definition, "Entity" as defined by the IOSCO Code means a government; political subdivision, agency or instrumentality of a government; or a company, corporation, partnership, trust, estate or association and "Obligation" as defined by the IOSCO Code means a trading instrument, credit commitment, loan or other similar product or transaction that has inherent credit risk.

MATERIAL NON-PUBLIC INFORMATION (MNPI)

DBRS Morningstar defines MNPI as information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:

A. If it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded Security; or

B. There is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

NON-ANALYTICAL PERSONNEL

Non-Analytical Personnel means all Covered Personnel not categorized as Analytical Personnel.

RATING COMMITTEE

Rating Committee means the body that determines and approves rating decisions and actions on behalf of DBRS Morningstar. Rating Committees are composed of Analytical Personnel who have the appropriate knowledge and experience in developing a rating opinion for the type of rating being considered and are composed of a quorum of voting members in accordance with the Company's established policies and procedures. There are separate Rating Committees for Corporate and Structured Finance.

SECURITIES

Securities are any non-deposit financial instrument that is, or is derived from, any equity or fixed-income security. This includes, but is not limited to: stocks, bonds, debentures, options, equity securities, convertible securities, warrants, derivative instruments (including swaps, commodities and futures based on or linked to equity or fixed-income securities), notes, collective investment schemes, fixed annuities, variable annuities, open- or closed-end mutual funds, Exchange Traded Funds (ETFs) and Unit Investment Trusts (UITs).

Appendix II: Reporting Complaints Regarding DBRS Morningstar — Submissions by Non-Employees

DBRS Morningstar has established a procedure so that any complaints received from external parties regarding credit ratings opinions, Methodologies and its adherence to securities laws, rating and compliance policies and procedures are subject to standard intake, evaluation and remediation processes.

Anyone may report a complaint regarding DBRS Morningstar or tips alleging a violation of legal or regulatory obligations directed to the GCCO of DBRS Morningstar in writing, as follows:

DBRS Morningstar Global Chief Compliance Officer
140 Broadway, 43rd floor
New York, New York 10005
United States
creditcompliance@dbrsmorningstar.com

Complaints may also be submitted to Morningstar, Inc., via the website (www.integrity-helpline.com/morn.jsp) or the Ethics hotline (800-555-8316).

The GCCO directs any complaint(s)to the NRSRO DCO, if the DCO is not the current GCCO.

Complaints may be made on a confidential or anonymous basis. Complaints will be investigated according to the Company's standard procedures and a written response will be provided in due course, in cases where the identity of the complainant has been provided.

Tips alleging that an Issuer of Securities rated by DBRS Morningstar has committed or is committing a material violation of the law may be referred to an appropriate law enforcement or regulatory body as required by statute.

Covered Personnel who are the direct recipients of external complaints are required to immediately forward the details of the complaint and the complainant's contact information to the GCCO.

Canada
DBRS Limited (Headquarters)
DBRS Tower
181 University Avenue, Suite 700
Toronto, ON M5H 3M7
Tel. +1 416 593-5577
Fax +1 416 593-8432
Email: info@dbrsmorningstar.com

United States
DBRS, Inc.
22 W. Washington St.
Chicago, IL 60602
Tel. +1 312 696-6293

DBRS, Inc.
22 W. Washington St.
Chicago, IL 60602
Tel. +1 312 332-3429
Fax +1 312 332-3492

DBRS, Inc.
4 World Trade Center, 48th Floor
150 Greenwich Street
New York, NY 10007
Tel. +1 646 560-4556

DBRS, Inc.
140 Broadway, 43rd Floor
New York, NY 10005
Tel. +1 212 806-3277
Fax +1 212 806-3201

DBRS, Inc.
300 Brookside Ave
Building 4
Ambler, PA 19003
Tel. +1 800 299-1665

DBRS, Inc.
100 First Stamford Place
Bldg 100 2 West
Stamford, CT 06902
Tel. +1 203 883-5877
Fax +1 203 614-1396

Europe
DBRS Ratings Limited
20 Fenchurch Street
31st Floor
London EC3M 3BY
Tel. +44 (0) 20 7855 6600
Fax +44 (0) 20 3137 5129

DBRS Ratings GmbH
Neue Mainzer Straße 75
60311 Frankfurt am Main
Germany
Tel. +49 (69) 8088 3500

DBRS Ratings GmbH, Sucursal en España
Calle del Pinar, 5
28006 Madrid
Spain

About DBRS Morningstar

DBRS Morningstar is a full-service global credit ratings business with approximately 700 employees around the world. We're a market leader in Canada, and in multiple asset classes across the U.S. and Europe.

We rate more than 3,000 issuers and nearly 60,000 securities worldwide, providing independent credit ratings for financial institutions, corporate and sovereign entities, and structured finance products and instruments. Market innovators choose to work with us because of our agility, transparency, and tech-forward approach.

DBRS Morningstar is empowering investor success as the go-to source for independent credit ratings. And we are bringing transparency, responsiveness, and leading-edge technology to the industry.

That's why DBRS Morningstar is the next generation of credit ratings.

Learn more at dbrsmorningstar.com.



CONFLICTS OF INTEREST GLOBAL POLICY

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

DBRS Morningstar has established this Conflicts of Interest Global Policy ("Policy") to manage conflicts of interest that may arise in its credit rating activities. This Policy applies to all Covered Personnel. Capitalized terms are defined within the DBRS Glossary.

II.   Policy

DBRS Morningstar issues credit ratings that are based solely on an independent evaluation of the credit risk and merits of the rated entity, issuer, asset pool, security or instrument. DBRS Morningstar recognizes the importance of its Analytical Personnel's objectivity and independence with respect to its rating activities. DBRS Morningstar also acknowledges the potential and perceived conflicts arising from payments that it may receive for its ratings, subscriptions, or other products and services, and the associations and interactions that DBRS Morningstar or Covered Personnel may have with certain Market Participants or parties acting on behalf of Market Participants.

Accordingly, DBRS Morningstar maintains policies, procedures, and other internal controls to identify, address and manage conflicts of interest, whether they are actual, potential or perceived. DBRS Morningstar addresses conflicts of interest by eliminating prohibited conflicts, or by managing and/or disclosing conflicts that are not prohibited.

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

LOOK-BACK REVIEW GLOBAL PROCEDURE

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

The Look-Back Review Global Procedure ("Procedure") is designed in line with applicable regulations to identify and manage potential conflicts of interest. The Procedure establishes processes to address situations in which certain DBRS Morningstar Covered Personnel terminate their employment with DBRS and subsequently become employed by a DBRS Morningstar-rated entity or the issuer, underwriter or sponsor of a DBRS Morningstar-rated security or money-market instrument.

This Procedure covers both preliminary assessments and Look-Back Reviews and is applicable to Analytical Personnel and transition reports covering Analytical Personnel and their supervisors, and members of Senior Management.   Terms capitalized throughout this Procedure are defined herein or in the Glossary.

II.   Preliminary Assessment and Look-Back Review Process

When an Analytical Person terminates his or her employment with DBRS Morningstar, a preliminary assessment is conducted to determine if a Look-Back Review is required.   If the Analytical Person goes to work for a DBRS Morningstar-rated entity or the issuer, underwriter or sponsor of a DBRS Morningstar-rated security or money-market instrument **and** the Analytical Person participated in any capacity in determining a rating involving such entity, security or instrument during the Review Period prior to leaving DBRS Morningstar, a Look-Back Review is conducted to determine whether the Analytical Person had a conflict of interest that influenced the credit rating. Otherwise, a Look-Back Review is not required.

III.   Roles and Responsibilities Relating to Preliminary Assessments and Look-Back Reviews

A.   Talent and Culture ("T&C")
Upon being notified of the Employment Termination of an Analytical Person, T&C notifies the Regional Compliance Officer ("RCO") in writing, as soon as practicable, of the Analytical Person's Employment Termination and, if known, the identity of the new employer.

B.   Compliance

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

Upon receiving notification of an Analytical Person's Employment Termination and related information, the RCO promptly undertakes a preliminary assessment to determine the need for a Look-Back Review.

a. **Preliminary Assessment**
   1. The RCO first tries to determine the Analytical Person's new employer by interviewing T&C, the departing Analytical Person's management team, or by other reasonable means.
   2. The RCO then determines whether DBRS Morningstar maintains a rating on the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer.
      I. If the answer is *no,* the RCO promptly documents that fact, and a Look-Back Review is not required.
      II. If the answer is *yes,* the RCO contacts the Analytical Person's Group Managing Director ("GMD"), Managing Director ("MD"), Team Leader, or other appropriate person, to determine whether, during the Review Period, the departing Analytical Person participated in any capacity in determining the rating of or related to the new employer.
         a. If the RCO determines that the departing Analytical Person *did not,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact, and a Look-Back Review is not required.
         b. If the RCO determines that the departing Analytical Person *did,* during the Review Period, participate in determining a rating for the Analytical Person's new employer or on a security or money-market instrument issued, underwritten or sponsored by the new employer, the RCO promptly documents that fact and institutes a Look-Back Review as described below.
   3. The RCO then checks that documentation of the preliminary assessment includes:
      I. Name of Analytical Person;
      II. Date of Employment Termination;
      III. Name of new employer; and
      IV. As applicable, the date it was determined that:
         a. DBRS Morningstar does not rate the new employer or a security or money-market instrument issued, underwritten or sponsored by the new employer;
         b. The departing Analytical Person did not, during the Review Period, participate in determining a rating on or related to the new employer; or
         c. A Look-Back Review is required.

b. **Look-Back Review**
   1. The RCO shall institute and oversee the Look-Back Review to check it is completed in accordance with this Procedure. Upon completion of the Look-Back Review, the RCO shall update the supporting records, as appropriate.
   2. In all cases where the RCO recommends remedial action as a result of a Look-Back Review, the RCO shall notify the Board of Directors. This can be done through the

monthly compliance report to the Board of Directors or otherwise as deemed appropriate. The RCO also may notify the appropriate regulatory authorities of matters related to a Look-Back Review, and/or take other action.

C. Group Managing Director/Managing Director/Team Leader ("Reviewer"):

The Reviewer is responsible for:

1. Notifying T&C when an Analytical Person terminates his or her employment with DBRS Morningstar.
2. Providing information requested by Compliance (e.g., determining the role a departing Analytical Person played in the rating of the entity or instrument related to the new employer).
3. Managing the entire review process under the oversight of the RCO.
4. Promptly determining whether the current rating was influenced by a conflict of interest. In making this determination, the Reviewer shall, as appropriate, consider the nature of the Analytical Person's involvement in the rating process; review the subject rating file(s); interview members of the subject rating committee; and make such other inquiries as the circumstances warrant. An Analytical Person's conflict of interest is deemed to have influenced a rating if, absent the conflict of interest, DBRS Morningstar would have issued a different rating.
   I. If the Reviewer determines that the rating *was not* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination, and the review process ceases.
   II. If the Reviewer determines that the rating *was* influenced by a conflict of interest, the Reviewer shall promptly notify the RCO, in writing, of that determination and shall take the following additional steps within fifteen (15) calendar days from the date of the determination that the credit rating was influenced by a conflict of interest.
5. Convene a rating committee to determine whether the credit rating must be revised.
6. Depending on the decision of the rating committee, either:
   I. Issue a press release that confirms the subject credit rating and includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. An explanation of why the affected rating is not being revised notwithstanding the presence of the conflict;
      d. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      e. If relevant, a description of the impact the conflict had on the prior rating action(s).
                                            OR
   II. Issue a press release that revises the subject credit rating and that includes the following:
      a. An explanation that the reason for the rating action is the discovery that a credit rating assigned to the obligor, security or money market instrument in one or more prior rating actions was influenced by a conflict of interest;
      b. A description of the nature of the conflict of interest;
      c. Date(s) and rating(s) of each prior rating issued subject to the conflict; and
      d. If relevant, a description of the impact the conflict had on the prior rating

action(s).

7. If the rating is not confirmed or revised within fifteen (15) calendar days of the discovery that the credit rating was influenced by a conflict of interest, the rating must be placed Under Review, with the appropriate Implications designation. The press release should indicate the reason for placing the rating Under Review is the result of discovering the credit rating was influenced by a conflict of interest. The rating should then be confirmed or revised as promptly as possible and the appropriate disclosure as referenced in Section C paragraph 6 should be made.

IV. NRSRO Transition Reports

Each DBRS Morningstar entity that is subject to regulation as a Nationally Recognized Statistical Rating Organization ("NRSRO") must report to the US Securities and Exchange Commission ("SEC") all instances in which DBRS Morningstar knows or can reasonably be expected to know that a person formerly associated with the NRSRO within the past five (5) years becomes employed by any obligor, issuer, underwriter or sponsor of a security or money market instrument for which the NRSRO issued a credit rating during the 12-month period prior to such new employment. This reporting obligation applies to:

1. Members of Senior Management of the NRSRO;
2. Analytical Personnel of the NRSRO who participated in any capacity in determining credit ratings of or related to the new employer; and
3. Anyone who supervised a person described in Section IV. Subsection 2.

A. Determining the Need for a Transition Report

In addition to supplying the RCO with information regarding the Employment Termination of an Analytical Person as described above, T&C also notifies the Designated Compliance Officer ("DCO") of the Employment Termination of a member of Senior Management, Analytical Person or supervisor of the Analytical Person of the DBRS Morningstar NRSRO, and provides information about the person's new employer, if known.

The DCO or his/her designee maintains a log of all members of Senior Management, Analytical Personnel and supervisors of Analytical Personnel who have terminated their employment with the NRSRO, including those persons as to whom a Look-Back Review was not required. This log includes the following information:

1. Person's name and title;
2. List of rating group(s) of which they were a member;
3. With regard to an Analytical Person, supervisor(s), MD(s) or GMD(s);
4. Start date with new employer and departure date of prior employer; or
5. List of post-DBRS Morningstar employer(s).

On an annual basis, the DCO or his/her designee seeks to confirm the current employer of each member of Senior Management, Analytical Person and supervisor of the Analytical Person on the log to determine if such persons have become employed by an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS Morningstar issued an NRSRO credit rating during the past twelve (12) months. The details for a particular person are checked for a period of

five (5) years after the end of that person's association with the NRSRO. The DCO or his/her designee may use all reasonable efforts to determine current employers, including social media and interviews with former colleagues. In the case of an Analytical Person and his or her supervisors, the DCO or his/her designee also determines if the Analytical Person participated in any capacity in determining credit ratings for such obligor, issuer, underwriter or sponsor.

B. **Submitting NRSRO Transition Reports**

The DCO or his/her designee submits an employment transition report to the SEC when it is determined that:

1. A member of Senior Management, Analytical Person or supervisor of an Analytical Person has, within five (5) years of Employment Termination from the NRSRO, obtained employment with an obligor, issuer, underwriter or sponsor of a security or money market instrument for which DBRS Morningstar has issued an NRSRO rating;
2. DBRS Morningstar has issued an NRSRO rating for such obligor, issuer, underwriter or sponsor of a security or money market instrument during the 12-month period prior to such new employment; and
3. In the case of an Analytical Person or his or her supervisors, the Analytical Person participated in any capacity in determining DBRS Morningstar NRSRO credit ratings for such obligor, issuer, underwriter or sponsor.

V. Appendix

A. Definitions

"Designated Compliance Officer ('DCO')" means the Compliance Officer who has been designated with responsibility for the oversight of NRSRO activities.

"Employment Termination" means the end of employment or other association, regardless of whether it was instigated by DBRS Morningstar or the Covered Person.

"Look-Back Review" means the post-employment examination of certain Analytical Personnel's rating activities in determining, approving or monitoring credit ratings, to determine whether DBRS Morningstar ratings have been influenced by such persons' conflicts of interest.

"Regional Compliance Officer ('RCO')" means the Compliance Officer with primary responsibility over the DBRS Morningstar entity that employed the Analytical Person subject to a Look-Back Review or preliminary assessment.

"Review Period" means a period of time preceding the Analytical Person's departure date which may be subject to a Look-Back Review. This period is the twelve (12) months preceding the date of the most recent rating action taken by the DBRS Morningstar entity prior to the Analytical Person's departure date. In addition, for DBRS Ratings Limited and DBRS Ratings GmbH, this period includes the twenty-four (24) months preceding the Analytical Person's departure date from DBRS Ratings Limited and DBRS Ratings GmbH.

OUTSIDE BUSINESS INTERESTS GLOBAL PROCEDURE

Effective Date: **June 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2] and DBRS Board of Director Members[3]**

I.   Purpose and Scope

This Outside Business Interests Global Procedure ("Procedure") outlines the controls DBRS Morningstar has implemented that are intended to prevent outside business interests of its Covered Personnel and Board members from interfering with their duties to DBRS Morningstar.

This Procedure applies to all Covered Personnel and Board members. This Procedure should be read on conjunction with the Conflicts of Interest Global Policy. Terms capitalized are defined herein or within the DBRS Glossary.

II.   Outside Business Interests Overview

For the purposes of this Procedure, outside business interests are considered to be any form of business activity or control relationship, whether paid or unpaid, that does not form part of the individual's responsibilities to DBRS Morningstar. It would be difficult to provide an exhaustive list of activities that could be considered outside business interests; however, such interests could include, but would not be limited to:

- External control relationships (*e.g.* director, chairman, company secretary, partnership)
- Other employment (*e.g.* second job, consultancy)
- Personal business (*e.g.* family run business)
- Equity stake (*e.g.* share of ownership in a private company)

The following sections explain the declaration ("Declaration") and approval processes, which includes consulting with Compliance before entering into, and declaring, a new outside business interest if guidance is needed, and address prohibitions and restrictions in further detail. An outside business interest will generally be approved if it is not expected to create a conflict with the duties and responsibilities of the individual to DBRS Morningstar or any legal, regulatory and internal policy requirements.

Individuals approved by Compliance to work outside of their capacities for DBRS Morningstar must avoid any circumstance that could affect the judgments they make as Covered Personnel and Board members or that could create the perception that the objectivity of DBRS Morningstar ratings may be compromised.

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.
[3] DBRS Board of Directors, as defined in the DBRS Glossary, are referred to as Board members herein.

III.   Declaration and Review and Approval Procedures

A. Declaration
All Covered Personnel and Board members must submit a declaration ("Declaration") regarding all outside business interests to Compliance through the designated DBRS Morningstar conflicts system ("conflicts system") as follows:
1. Initially upon joining DBRS Morningstar
2. On-going as they occur, which includes:
    a. Changes to previously declared and approved outside business interests
    b. Requests for new outside business interests
3. Annually as part of the Annual Statement of Understanding ("ASU") attestation
    a. The annual Declaration within the ASU supports a collective annual review and does not replace the need for on-going Declaration of interests and changes. It must not be assumed that the Declaration of outside business interests is merely an annual event.

In limited circumstances, Compliance may permit a written Declaration to be provided as an alternative.

B. Review and Approval
Covered Personnel and Board members may consult the Chief Compliance Officer ("CCO") or the applicable Regional Compliance Officer ("RCO") before entering into a new outside business interest or with any questions regarding whether an outside business interest warrants Declaration.

Upon receipt of a Declaration, Compliance will review the Declaration to determine whether or not it will be approved. If consulted prior to submission of a Declaration, or upon receipt of a Declaration through the conflicts system, the CCO or RCO may consult with the relevant Covered Personnel's GMD, MD or Team Leader, if needed, to determine if there is an actual, potential or perceived conflict associated with the proposed outside business interest.

The conflicts system tracks approvals and denials. For greater clarity, even if verbal approval from Compliance for a new outside business interest is received, the relevant Covered Person or Board member is still required to make the Declaration in the conflicts system or in the manner which Compliance approves.

Compliance will notify the individual as to whether the Declaration has been approved or denied, with instructions on next steps, if applicable.

C. Morningstar, Inc. Code of Ethics – Approval Requirement
The Morningstar, Inc. Code of Ethics notes that, in some circumstances, the prior written approval of Morningstar, Inc.'s general counsel (or his or her designee) may be required before undertaking or accepting:
1. outside business or employment activity for which a Covered Person will be paid, including a second job, and any paid service to a not-for-profit organization, or

2. whether or not the Covered Person will be paid, any affiliation with another business as a director, officer, advisory board member, general partner, owner, consultant, holder of 5% or more of the business' equity interests, or any similar position or role.

This obligation may be met by obtaining approval of the outside business interest in accordance with section III.B, above.

IV.   Prohibitions and Restrictions

A. Prohibitions
Covered Personnel and Board members must not solicit business or sell products or services from outside business interests to Morningstar, DBRS Morningstar or its Covered Personnel without the prior written approval of the CCO or the applicable RCO.

B. Restrictions
Subject to Section III herein, Covered Personnel and Board members are permitted to be engaged by estates, trusts, family businesses and religious, community-based and/or charitable organizations. However, they must never serve on investment committees for those organizations, provide investment advice or take part in investment decisions. Further, where such organizations are rated by DBRS Morningstar, Analytical Personnel must not take part in the determination or approval of such ratings.

V.   Exceptions

There are no exceptions to the reporting of outside business interests. DBRS Morningstar acknowledges that some interests present significantly less risk (*e.g.* charity work, participation in residential management companies). However, such interests will still be subject to review and approval in accordance with this Procedure.

PERSONAL TRADING GLOBAL POLICY

Effective Date: **September 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar**[1] **Covered Personnel**[2]

I.   Purpose and Scope

This Personal Trading Global Policy ("Policy") establishes processes for personal trading conducted by Covered Personnel.

This Policy applies to all Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel.   However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Covered Personnel are to comply with this Policy, the Confidential Information Global Policy ("CI Policy"), the Restricted Securities List Global Procedure ("Restricted List Procedure") and the Employee Code of Conduct. Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading."   All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

A. Requirements

All Covered Personnel must:

1.   Disclose their Covered Accounts and Reportable Securities holdings;

2.   Report changes to their Covered Accounts in a timely manner;

---

[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Trading Procedure.

C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS Morningstar maintains a Restricted List of all entities that are subject to DBRS Morningstar credit ratings, their Affiliated Entities and any Related Third Parties. All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Restricted List Procedure. Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

IV. Confidentiality

All information that DBRS Morningstar obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

SALES OR MARKETING, FEE DISCUSSIONS, GIFTS, BENEFITS, AND ENTERTAINMENT GLOBAL PROCEDURE

Effective Date: **November 6, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar Covered Personnel**

I.   Purpose and Scope

This Sales or Marketing, Fee Discussions, Gifts, Benefits, and Entertainment Global Procedure ("Procedure") establishes processes to ensure that Covered Personnel comply with applicable regulatory requirements pertaining to the following:

- A. Fee Information and Fee Discussions;
- B. Management reporting;
- C. Sales or Marketing Activity;
- D. Sales or Marketing Considerations;
- E. Joint Meetings;
- F. Conferences, symposiums and speaking engagements;
- G. Giving or receiving gifts, entertainment and other benefits;
- H. Transferring positions within DBRS Morningstar, or transferring from another Morningstar, Inc. entity to DBRS Morningstar; and
- I. Requesting exceptions to this Procedure.

This Procedure applies to all Covered Personnel. Capitalized terms are defined herein or in the Glossary.

II.   Fee Information and Fee Discussions

A. General Principles
  1. All Fee Discussions must be handled by Non-Analytical Personnel. Analytical Personnel may not attend, participate in, or seek information about any Fee Discussions.
  2. Except as described in Section II.A.3, below, Non-Analytical Personnel may not share Fee Information with Analytical Personnel, solicit Analytical Personnel's views on the amount of a fee, or otherwise communicate with Analytical Personnel about Fee Information. Analytical Personnel may not seek Fee Information from Covered Personnel.
  3. Business Development Personnel are permitted to obtain information from Analytical Personnel that Business Development Personnel may need in order to develop an appropriate fee schedule or to conduct Fee Discussions in connection with any engagement. Such information may relate to matters such as the type of analytical work to be performed, the complexity of the structure or entity to be rated, the anticipated time required, internal or external resources needed, and costs anticipated to be incurred. Providing such information to Business Development Personnel does not constitute participation in Fee Discussions.

B. **Inadvertent Receipt of Fee Information**
    In the event that an Analytical Person receives Fee Information, the following steps must be taken:
    1. The Analytical Person notifies their RCO regarding the receipt of such information, and does not forward to, or discuss such information with, any Market Participant or Covered Personnel, except Compliance.
    2. If the Fee Information was received from a Market Participant, Business Development Personnel send a reminder to the Market Participant that sent the Fee Information that Analytical Personnel are prohibited from receiving Fee Information or participating in Fee Discussions, and to please contact Business Development Personnel with respect to such matters.
    3. With respect to Fee Information that is included in public filings, public tenders or transaction-related documents, Compliance provides guidance to Covered Personnel on a case-by-case basis whether such a reminder is appropriate.
    4. Compliance considers whether any remedial action should be taken as a result of the Analytical Person receiving Fee Information and will implement remedial action as necessary.
    5. All Covered Personnel shall comply with any remedial action directed by Compliance.

III. Internal Management Reporting

Analytical Personnel may view the following types of financial information, which are typically presented in management reporting of finances and may be distributed and/or made available on a case-by-case basis:
1. Direct operational expenses and general expenses such as variable pay, net overhead transfers, amortization/depreciation, tax provisions, and any other income statement expenses;
2. Summary billings and revenue numbers at a cost-center level; and
3. Any Morningstar, Inc. information, including financial statements, that is publicly filed by Morningstar.

IV. Sales or Marketing Activity

A. **General Principles**
    1. Analytical Personnel are prohibited from participating in Sales or Marketing Activity.
    2. An Analytical Person who participates in Sales or Marketing Activity must promptly notify his or her RCO, so that Compliance can determine the appropriate remedial action.
    3. Until Compliance determines the appropriate remedial action, the Analytical Person who participated in Sales or Marketing Activity is prohibited from (i) determining credit ratings, and (ii) developing or approving procedures or Methodologies used to determine credit ratings.
    4. All Covered Personnel shall comply with any remedial action directed by Compliance.
    5. Only the relevant Non-Analytical Personnel may conduct any Sales or Marketing Activity with respect to DBRS Morningstar's products and services.
    6. Business Development Personnel may obtain information from Analytical Personnel that Business Development Personnel may need to conduct Sales or Marketing Activity. Providing such information to Business Development Personnel does not constitute participation in Sales or Marketing Activity.
    7. Non-Analytical Personnel must not involve or seek to involve Analytical Personnel in Sales or Marketing Activity.

8. Non-Analytical Personnel may provide Market Participants with general descriptions of Methodologies and procedures for rating securities but cannot discuss how DBRS Morningstar will analyze or rate a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt.

9. Non-Analytical Personnel may not communicate with Analytical Personnel about how the latter might analyze or rate a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt.

B. Examples

1. *Example: Analytical Personnel may not arrange a business meeting with an issuer, investor, or any other Market Participant, if the objective of any portion of the meeting is to conduct Sales or Marketing Activity. Such a meeting must be arranged by the relevant Non-Analytical Personnel. Analytical Personnel may, however, arrange a business meeting with a Market Participant if the sole objective of the meeting is to engage in analytical discussions and no Sales or Marketing Activity is expected to or will take place at the meeting.*

2. *Example: Analytical Personnel may not attend or participate in any portions of meetings with Market Participants during which time any person solicits the Market Participant to engage DBRS Morningstar to issue credit ratings. Analytical Personnel may, however, attend and participate in portions of meetings when purely analytical discussions occur. For example, Analytical Personnel may describe to issuers how DBRS Morningstar uses a tool (e.g., ViewPoint) or a particular Methodology, so long as the Analytical Personnel do not also ask the issuer to purchase or subscribe to the tool or to engage DBRS Morningstar for ratings.*

3. *Example: Before meeting with an issuer, Non-Analytical Personnel (e.g., Business Development Personnel) may speak to Analytical Personnel about how the latter determined past ratings, so that Non-Analytical Personnel may better understand Methodologies. When meeting with the issuer, Non-Analytical Personnel may generally discuss Methodologies and the rating process's general steps and timeline. However, Business Development Personnel may not apply a Methodology to a future transaction or issuance (or set of future transactions or issuances) or particular issuer.*

4. *Example: Business Development Personnel are responsible for preparing materials that are for the purpose of marketing or promoting DBRS Morningstar's products and services (e.g., pitch decks, flyers). However, Business Development Personnel may obtain factual information from Analytical Personnel that Business Development Personnel require to prepare such materials, and Analytical Personnel may review the materials solely to ensure the factual accuracy of information they provided or description of the product advertised. Business Development Personnel are fully responsible for the content of all marketing materials.*

V.   Sales or Marketing Considerations

A. General Principles

1. Analytical Personnel are prohibited from participating in determining or monitoring credit ratings, and from participating in developing or approving procedures or Methodologies, if they are Influenced by Sales or Marketing Considerations.

2. Non-Analytical Personnel must not Influence or seek to Influence Analytical Personnel with Sales or Marketing Considerations. Business Development Personnel may obtain information from Analytical Personnel that Business Development Personnel may need to conduct Sales or Marketing Activity. Providing such information to Business Development Personnel does not constitute Influence by Sales or Marketing Considerations

3. An Analytical Person who has been Influenced by Sales or Marketing Considerations must promptly notify his or her RCO, so that Compliance can determine the appropriate remedial action.

4. Until Compliance determines the appropriate remedial action, the Analytical Person who has been Influenced by Sales or Marketing Considerations is prohibited from participating in (i) the determination of credit ratings, and (ii) the development or approval of procedures or Methodologies.

5. All Covered Personnel shall comply with any remedial action directed by Compliance.

B. Examples

1. *Example: An Analytical Person takes great pride in her work, desires to be recognized for her analytical abilities and for doing a good job, and desires to be remunerated by DBRS Morningstar. She therefore recognizes that doing a good job may cause customers to continue to seek DBRS Morningstar's services or rely on its ratings. Further, she cares for the financial well-being of DBRS Morningstar, both as a reflection on her reputation and as her source of income. While such considerations may be considered commercial in nature, so long as she does not allow such considerations to alter her objectivity when conducting her analytical responsibilities, she is not Influenced by such considerations and may continue to participate in determining credit ratings and developing or approving Methodologies. On the other hand, if she allows those considerations to alter her objectivity, for example, by causing her to recommend a higher rating than she objectively believes the obligor or instrument merits, then she is Influenced by such considerations and may not participate in determining credit ratings or developing or approving Methodologies and must immediately notify her RCO.*

2. *Example: DBRS Morningstar and Issuer X have a long-standing relationship, during which DBRS Morningstar has rated many of Issuer X's transactions. During a meeting with Issuer X's representatives, DBRS Morningstar's Business Development Personnel secure an engagement from Issuer X to rate a large series of transactions. DBRS Morningstar's Business Development Personnel cannot attempt to Influence Analytical Personnel's analyses or determinations of Issuer X's ratings by disclosing any financial terms of the offer. Moreover, when analyzing and determining ratings for Issuer X's transactions, Analytical Personnel cannot be Influenced by the fact that DBRS Morningstar and Issuer X have a long-standing relationship, or that Issuer X hired DBRS Morningstar for the large series of transactions. For example, Analytical Personnel may not modify or alter any aspect of their ratings analyses because of Sales or Marketing Considerations related to DBRS Morningstar's relationship with Issuer X.*

VI. Joint Meetings with Market Participants

A. At meetings with Market Participants where both Analytical Personnel and Non-Analytical Personnel attend ("Joint Meetings"), the following restrictions apply:

1. Analytical Personnel may not be present for, and must excuse themselves prior to, any portion of

a Joint Meeting (i) where Non-Analytical Personnel engage in Sales or Marketing Activity or any Fee Discussion, or that (ii) might cause Analytical Personnel to be, or appear to be, Influenced by Sales or Marketing Considerations.

2. If a Joint Meeting concerns a specific transaction or series of transactions, Non-Analytical Personnel may not be present for, and must excuse themselves prior to, any analytical discussions about how Analytical Personnel would apply Methodologies to the transaction or series of transactions.

3. For Joint Meetings that are planned and scheduled in advance by Business Development Personnel, such Joint Meetings and its attendees must be documented by Business Development Personnel.

B. Examples

1. *Example: A Market Participant contacts DBRS Morningstar and asks to schedule a meeting for the following day with DBRS Morningstar's Business Development Personnel and rating analysts (i.e., Analytical Personnel) to discuss a potential transaction. This is a planned Joint Meeting that Business Development Personnel must document (along with the names of each attendee). If the first portion of the Joint Meeting concerns the issuer's securities and DBRS Morningstar's potential approach to analyzing those securities, Business Development Personnel must leave the meeting before that discussion occurs. If the second portion of the meeting involves soliciting the issuer to choose DBRS Morningstar over other credit rating agencies to rate the transaction, or includes any Fee Discussion, Analytical Personnel must leave the meeting before that discussion occurs.*

2. *Example: During a reception at a conference, two employees of an issuer approach a group of Business Development Personnel and Analytical Personnel who are speaking to each other. This is not considered a meeting planned in advance and need not be documented, but the restrictions in Sections VI.A.1 and VI.A.2 still apply.*

VII. Conferences/ Symposiums/ Receptions/ Speaking Engagements ("Conferences")

Conferences are not "meetings." However, Joint Meetings can arise during or as a result of Conferences. In these cases, the restrictions described for Joint Meetings in Section VI apply.

In addition, the following restrictions apply to Analytical Personnel when attending Conferences:
1. Unless fees are waived due to the Analytical Personnel's participation as a speaker, panelist, presenter, or the like, DBRS Morningstar pays all costs for the Analytical Personnel's attendance (including costs, if any, to attend any reception hosted by a third party).
2. Analytical Personnel may attend receptions, but for receptions hosted by Market Participants, Analytical Personnel may attend only if the reception is also open to persons other than the Market Participant's employees and Covered Personnel.
3. If a Covered Person is invited to speak at a Conference, the Covered Person must comply with the applicable Media Relations Procedure.

VIII. Gifts, Entertainment, and Other Benefits

1. DBRS Morningstar acknowledges that while the giving and receiving of gifts, entertainment, and other benefits may be appropriate in certain business activities, it is a practice that can pose regulatory risk and may create potential or actual conflicts of interest for Covered Personnel. As such, DBRS Morningstar prescribes certain prohibitions on giving and receiving gifts, entertainment, and other benefits to external parties.

2. DBRS Morningstar does not provide gifts, entertainment, and other benefits to any Government Official or any representative or agent of a Government Official.

3. Otherwise, except as provided below with respect to exchanges with Market Participants, or as otherwise prohibited or limited by any other policies or procedures of DBRS Morningstar, a Covered Person's ability to give or receive gifts (directly or indirect, for example, acting through an entity), entertainment, and other benefits to and from external parties is subject to the following general principles:

   a. Gifts, Business Meals, and Business Entertainment do not include Incidentals. In addition, during Conferences and events sponsored by DBRS Morningstar, food, beverage, and incidental merchandise may be made available to attendees, which may include Analytical Personnel.

   b. It may not be extravagant. This means gifts, entertainment, and other benefits do not have a value beyond what would ordinarily be expected to be provided in the credit rating industry in the jurisdiction in which the recipient is located.

   c. It must not be likely to damage the business or professional reputation of DBRS Morningstar.

   d. It may not be money or "near money", which includes items such as gift vouchers, gift cards, stock or stock options, and other items that may be used as or converted into a cash benefit.

   e. There must be no expectation or suggestion that the recipient will provide or be induced to provide any advantage (financial or otherwise) or favor or improper performance of a relevant function as a result of the provision of gifts, entertainment, and other benefits.

   f. The cost of any gift, entertainment, or other benefit given or provided by Covered Personnel is paid by DBRS Morningstar. In the event personal funds are used, such amount is submitted for reimbursement by DBRS Morningstar in accordance with DBRS Morningstar's expense reimbursement procedures.

   g. Any gifts, entertainment or other benefits outside of the restrictions set forth in Table 1 are declared to the RCO who advises on appropriate remedial action, when necessary.

Table 1

Type of Benefit to/from Market Participant	Analytical Personnel	Immediate Family Members of Analytical Personnel	Non-Analytical Personnel
Gifts	a) May not solicit, receive, or accept Gifts from Market Participants. b) May not offer or give Gifts.	May not solicit, receive, accept, or give Gifts if the reason the Gift is provided is because of the Market Participant's	May solicit and receive, and give Gifts so long as it is disclosed to Compliance (Chief Compliance Officer or RCO) via the Compliance Conflicts System.

		relationship to DBRS Morningstar.	
Business Meals	a) May not solicit or accept a Business Meal paid for by Market Participants (other than through ordinary course reimbursement of expenses incurred as part of an engagement) b) May not offer or pay for a Business Meal for a Market Participant.	May not solicit, accept, offer or provide Business Meals if the reason the Business Meal is provided is because of the Market Participant's relationship to DBRS Morningstar.	a) May solicit and accept a Business Meal offered by a Market Participant. b) May offer and pay for a Business Meal for a Market Participant. c) Should submit DBRS Morningstar payment for a Business Meal attended jointly with Analytical Personnel.
Business Entertainment	a) May not solicit or attend Business Entertainment provided by Market Participants. b) May not offer or provide Business Entertainment to Market Participants. c) May attend DBRS Morningstar-sponsored Business Entertainment so long as is appropriate for their role.	May not solicit, attend, offer or provide Business Entertainment if the reason the Business Entertainment is provided is because of the Market Participant's relationship to DBRS Morningstar.	a) May solicit and attend Business Entertainment provided by Market Participants. b) May offer and provide Business Entertainment to Market Participants. c) Should submit DBRS Morningstar payment for Business Entertainment attended jointly with Analytical Personnel.

IX. Transferring Positions

From time to time, Covered Personnel may transfer jobs, such that they switch from being Analytical Personnel to being Non-Analytical Personnel, or vice versa.

The following steps should be followed when such a transfer will occur:
1. As early as is reasonably possible after a Covered Person's future manager ("Prospective Manager") and current manager determine that the Covered Person will transfer, the Prospective Manager contacts the RCO to discuss the Covered Person's prospective transfer, including job responsibilities and expected timing of transfer.

2. Compliance evaluates the change in job responsibilities and expected timing and consults with the Covered Person's Prospective Manager to determine what safeguards are appropriate for purposes of identifying, managing and controlling any existing, potential or perceived conflicts of interest caused by the transfer. Such safeguards, at a minimum, must include (i) controls with respect to the transferring Covered Person's access rights to electronic tools and record retention repositories, (ii) securities trading restrictions, and (iii) any physical location changes that may be appropriate.

3. Depending on the facts and circumstances during Compliance's evaluation, Compliance determines whether any additional safeguards are necessary.

X. Exceptions

Covered Personnel requesting an exception to this Procedure must send an email request, along with the rationale for the request, to the head of their function or their designee and the Chief Compliance Officer and/or the RCO.

Exceptions are granted by the applicable recipients of the request noted above via email and are deemed one-time in nature. Email requests and approvals are recorded and maintained by Compliance in exception logs.

XI. Appendix

"Customers" means both prospective and existing customers.

"Influence" means to alter, sway, or affect another person's objectivity, resulting in that other person's changing an act or decision in some way contrary to that person's independent evaluation of (a) the merits of an obligor, security, instrument, or Methodology, or (b) the credit risks of an obligor, security, or instrument.

"Sales or Marketing Activity" is the effort to sell or market to Customers the products and services of DBRS Morningstar and of its affiliates. The following are examples of Sales or Marketing Activity:
- "pitching" products and services to Customers;
- contacting Customers for the purpose of offering products or services or engaging in other Sales or Marketing Activities, whether or not for a fee;
- providing cost or Fee Information about products or services to Customers;
- soliciting customers to hire DBRS Morningstar to provide credit opinions or ratings on a particular entity, issuer, obligor, security, instrument, obligation, asset pool or class of debt.

Exactly what constitutes Sales or Marketing Activity under applicable regulations can be somewhat unclear and may depend on a variety of facts or circumstances. The following activities may, depending on the circumstances, also be considered Sales or Marketing Activity:
- seeking to identify Customers for the purpose of Sales or Marketing Activities;

- encouraging Customers to schedule or attend meetings that are for the purpose of engaging in Sales or Marketing Activities (for clarity, referring customers to Business Development Personnel for these purposes does not constitute Sales or Marketing Activity);
- encouraging investors to accept DBRS Morningstar ratings in their guidelines or to require DBRS Morningstar ratings on securities;
- offering to provide Customers with an indication or feedback outside of an existing engagement for such service;
- emailing or otherwise providing Customers any materials (such as presale reports, commentary, or other documents) unless specifically requested by a customer or otherwise required by DBRS Morningstar policies or procedures; and
- sharing, posting, publishing or otherwise publicizing information about products or services through social media.

"Sales or Marketing Considerations" are any considerations related to any Sales or Marketing Activity. Sales or Marketing Considerations include any considerations related to increasing or retaining DBRS Morningstar's market share or winning or retaining ratings business from Customers.

SEC RULE 17G-5(A)(3) GLOBAL PROCEDURE

Effective Date: March 31, 2020
Owner: Global Structured Finance and Global Corporate Finance
Applies to: All DBRS Covered Personnel

I. Purpose and Scope

The SEC Rule 17g-5(a)(3) Global Procedure ("Procedure") outlines the steps DBRS takes pursuant to SEC Rule 17g-5(a)(3) ("the Rule") to manage the conflict of interest described in subsection (b)(9) of the Rule, namely, "issuing or maintaining a credit rating for a security or money market instrument issued by an asset pool or as part of any asset-backed or mortgage-backed securities transaction that was paid for by the issuer, sponsor, or underwriter of the security or money market instrument." In this regard, the Procedure defines the scope of the Rule, identifies the point in the rating process when DBRS considers itself a Hired Nationally Recognized Statistical Rating Organization ("NRSRO") under the Rule, and outlines the steps that various parties within DBRS must complete.

This Procedure applies to Covered Personnel. Terms capitalized throughout the Procedure are defined herein or in the Glossary.

II. Overview of Rule 17g-5(a)(3)

A. **Covered Products and Instruments**
   1. DBRS considers the following structured finance instruments to fall within the scope of the Rule:
      - Asset-backed securities
      - Asset-backed commercial paper ("ABCP")
      - Residential mortgage-backed securities ("RMBS")
      - Single and multi-tranched collateralized debt obligations ("CDOs") and credit default swaps ("CDSs") (except single-name CDSs)
      - Commercial mortgage-backed securities ("CMBS")
      - Multi-tranched insurance securitizations
      - Structured investment vehicles ("SIVs")
      - Repackaged instruments where any of the underlying assets is a structured finance instrument

   2. DBRS considers securities or instruments that are not issued by an asset pool or as part of any asset-backed securities transaction to fall outside the scope of the Rule. The following are among those securities or instruments that are considered out of scope:
      - Covered bonds or similar dual recourse securities
      - Government and mortgage agency financings (*e.g.*, Fannie Mae, Canada Housing and Mortgage Corporation ("CMHC"))
      - Derivative product companies ("DPCs")
      - Corporate/whole business securitizations
      - Project financings/infrastructure financings
      - Enhanced equipment trust certificates

- First mortgage bonds
- Split shares
- Bond funds

3. For purposes of this Procedure, a rating action taken on the structured finance instruments deemed to fall within the scope of the Rule as described in Section II(A)(1), above, is a rating action with respect to both public and private credit ratings.

III.   Additional Areas Considered Out of Scope

A. **Investor-paid Ratings**
Transactions that are initiated by and paid for by an investor **do not** fall within the scope of the (b)(9) conflict subsection of the Rule and thus, are excluded from these procedures.

B. **Exemption for non-US transactions**
An exemption for non-U.S. transactions applies if DBRS determines that (a) the issuer of the security or money market instrument is not a U.S. person (as defined in Rule 902K of Regulation S) and (b) DBRS has a reasonable basis to conclude that all offers and sales of the security or money market instrument by any issuer, sponsor, or underwriter linked to the security or money market instrument will occur outside the United States.[1]

C. **Composite ratings are outside the scope of Rule 17g-5(a)(3)**
Composite ratings take into account various component factors as well as the rankings of a servicer or the ratings of providers of credit, liquidity or other support for the rating on the structured finance instrument. DBRS considers rankings or ratings of servicers or other support providers (referred to as composite ratings) that are the product of a separate engagement, unrelated to the terms or timing of any structured finance instrument and undertaken for independent purposes to fall outside the scope of the Rule.

IV.   DBRS as a Hired NRSRO

DBRS considers a rating engagement for a specific structured finance transaction to be initiated when the following conditions have been met:
A. DBRS and the arranger have a signed letter of engagement ("LOE"); or
B. An arranger has asked DBRS in writing to begin analyzing a transaction; the arranger has provided sufficient written information or documentation for the analytical process to begin; and DBRS has agreed to undertake the work.
1. For purposes of this section, "sufficient written information or documentation" includes the following:
    a. Pool tape to be analyzed for rating purposes;
    b. Written description of specific collateral characteristics to be analyzed for rating purposes;

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[1] https://www.sec.gov/news/press-release/2019-145



    c.   Written description of the transaction terms to be analyzed such as a term sheet for rating purposes; and

    d.   Copy of offering circular (includes prior offering circulars for similar transactions when intended for the purposes of rating a specific transaction).

V.   Structured Finance Analyst and Business Development Responsibilities

A. Business Development team members are responsible for identifying whether a specific structured finance transaction is subject to the Rule, subject in certain cases with a confirmation from the applicable Regional Compliance Officer. Business Development may also speak to the Team Leader, Managing Director or Group Managing Director, in accordance with DBRS policies and procedures to assist with the determination that a specific structured finance transaction is subject to the Rule.

B. Once DBRS determines that a rating engagement for a specific structured finance transaction covered by the Rule has been initiated, a Business Development team member must send an email to sec17g5@dbrsmorningstar.com identifying the name of the transaction, the type of the transaction, and the party who is engaging DBRS to issue the initial rating.

C. In view of the fact that communications between analysts and arrangers shall be subject to posting on the arrangers' websites, analysts must conduct all such communications in a manner that protects DBRS proprietary business information and that avoids any reputational harm to the firm.

D. Business Development team members or analysts should direct any additional questions regarding the Rule to sec17g5@dbrsmorningstar.com. In addition, any Covered Personnel who becomes aware that an arranger is not complying with its obligations under the Rule must promptly report this situation to Compliance.

E. Upon receipt of an email to the SEC Rule 17g-5 mailbox, Business Development shall obtain the Arranger Representations described below, unless the engagement is an exempt non-US transaction. The Arranger Representations may be part of a LOE or they may be placed in a stand-alone document.

F. Upon receipt of the Arranger Representations, Business Development shall update the DBRS password-protected Internet site (www.ratingsdisclosure.com) with the following information:
1. Identification of the type of security or money market instrument being rated;
2. The name of the issuer;
3. The date the rating process was initiated; and
4. The Internet website address where the issuer, sponsor or underwriter of the security or money market instrument providing the information relevant to the transaction can be accessed.

G. Business Development team members or analysts should promptly report to Compliance in the event they become aware that an arranger is not complying with its obligations under the Rule, or any other compliance issue with this rule arises.

VI.   Compliance and Global Technology Responsibilities

Compliance is primarily responsible for monitoring that the process outlined above is being adhered to and administered in a timely manner. In addition to this over-arching responsibility, Compliance also performs the following specific tasks as part of the DBRS 17g-5(a)(3) process:
    A. Fields requests, reviews certifications, and distributes identifications (IDs) and passwords to NRSROs allowing access to the DBRS password-protected Internet site;



B. Maintains NRSRO login IDs for one year before checking that they are deactivated;
C. Conducts analyst training on the Rule processes and procedures.
D. Receives, reviews and acts upon reports of non-compliance with the Arranger Representations; and
E. Maintains all required books and records relating to compliance with the Rule.

Global Technology is responsible for maintaining the DBRS password-protected Internet site. In addition, Global Technology generates all IDs and passwords for both NRSRO external access and internal site maintenance.

VII. Arranger Responsibilities

If an arranger wants to obtain a rating on a structured finance instrument that is covered by the Rule, the arranger must provide written Arranger Representations to DBRS. The Arranger Representations may be part of the LOE or may be stated in a stand-alone document. The arranger must comply with the Arranger Representations as long as the structured finance instrument to which any credit rating applies is outstanding. The Arranger Representations are as follows:
A. The arranger will maintain an identified password-protected Internet website;
B. The arranger will provide access to its password-protected Internet website during the calendar year to any non-hired NRSRO that provides it with a copy of the certification described in the Rule;
C. The arranger will post on its password-protected Internet website all information for purposes of determining the initial credit rating and/or undertaking rating surveillance at the same time this information is provided to DBRS; and
D. The arranger will maintain the information it is required to make available on its password-protected Internet website in a manner indicating which information should be relied on to determine or monitor the credit rating.
E. The arranger will post on a password-protected Internet website, any executed Form ABS Due Diligence-15E containing information about the covered structured finance instrument delivered by a person employed to provide due diligence services with respect to the covered structured finance instrument.

VIII. DBRS Responsibilities

A. DBRS is prohibited from issuing or maintaining a credit rating subject to the Rule unless it obtains the Arranger Representations in writing.
B. Once DBRS receives the Arranger Representations, DBRS posts on its password-protected Internet site the structured finance instrument(s) it has been hired to rate and the link to the arranger's password-protected Internet site for access by non-hired NRSROs.
C. DBRS must provide access to its password-protected Internet site to any other NRSRO that supplies DBRS with a copy of its 17g-5(e) certification for the current year.
D. If an arranger fails to comply with its Arranger Representations, DBRS is prohibited from issuing a credit rating for a structured finance instrument.
E. If DBRS becomes aware that the arranger is not complying with existing Arranger Representations, DBRS may discontinue-withdraw a previously assigned credit rating.



F. DBRS may also consider whether the arranger's conduct means that DBRS cannot reasonably rely on any aspect of the Arranger Representations with respect to other credit ratings of structured finance instruments that DBRS has already issued or is in the process of analyzing or determining at the behest of that arranger.

STRUCTURED AND CORPORATE FINANCE STRUCTURING PROHIBITION GLOBAL POLICY

Effective Date: **June 1, 2020**
Owner: **Global Structured Finance and Global Corporate Finance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

This Structured and Corporate Finance Structuring Prohibition Global Policy ("Policy") has been established to assist in maintaining the integrity of the rating process by prohibiting certain conduct by Covered Personnel during the production and maintenance of credit rating opinions.

This Policy applies to all Covered Personnel and should be read in conjunction with applicable supporting guidance documents.

II.   Structuring Prohibition

DBRS Morningstar prohibits its Covered Personnel from making proposals or recommendations regarding the design of the legal structure, assets, liabilities or activities of the entity or instrument being rated to receive a desired credit rating (the "Structuring Prohibition").

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.